UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KING DIGITAL ENTERTAINMENT PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5258J109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G5258J109	Page 2 of 15

1.	Name of reporting persons: Bellaria Holding S.a.r.l.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 140,962,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): OO

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

13G

CUSIP No. G5258J109	Page 3 of 15

1.	Name of reporting persons: Apax Europe VI-A, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 140,962,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): PN

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

13G

CUSIP No. G5258J109	Page 4 of 15

1.	Name of reporting persons: Apax Europe VI-1, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 140,962,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): PN

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

13G

CUSIP No. G5258J109	Page 5 of 15

1.	Name of reporting persons: Apax Europe VI GP L.P. Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 140,962,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): OO

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

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CUSIP No. G5258J109	Page 6 of 15

1.	Name of reporting persons: Apax Europe VI GP Co. Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 3,017,298
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): OO

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

13G

CUSIP No. G5258J109	Page 7 of 15

1.	Name of reporting persons: Apax Guernsey (Holdco) PCC Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Guernsey
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: -0-
	6.	Shared voting power: 140,962,567
	7.	Sole dispositive power: -0-
	8.	Shared dispositive power: 140,962,567
9.	Aggregate amount beneficially owned by each reporting person: 140,962,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 43.8%[1]
12.	Type of reporting person (see instructions): OO

[1]	The calculation of the foregoing percentage is based on 321,958,914 ordinary shares outstanding as of December 31, 2014, as disclosed in the Form 20-F of King Digital Entertainment Plc (the “Issuer”), filed with the Securities and Exchange Commission on February 13, 2015.

13G

CUSIP No. G5258J109

Item 1(a).	Name of Issuer:

King Digital Entertainment plc (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

First Floor, Fitzwilton House, Wilton Place, Dublin 2, Ireland

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

BELLARIA HOLDING S.A.R.L.

1-3 BOULEVARD DE LA FOIRE

LUXEMBOURG L-1528

PLACE OF ORGANIZATION: LUXEMBOURG

APAX EUROPE VI-A, L.P.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: ENGLAND

APAX EUROPE VI-1, L.P.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: ENGLAND

APAX EUROPE VI GP L.P. INC.

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX EUROPE VI GP CO. LIMITED

THIRD FLOOR ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX GUERNSEY (HOLDCO) PCC LIMITED

THIRD FLOOR, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY X0 GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Bellaria Holding S.a.r.l. is owned by Apax WW Nominees Ltd., as nominee for Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. Apax Europe VI GP L.P. Inc. is the general partner of each of Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. Apax Europe VI GP Co. Limited is the general partner of Apax Europe VI GP L.P. Inc. Apax Europe VI GP Co. Limited is a wholly owned subsidiary of Apax Guernsey (Holdco) PCC Limited.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.00008 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G5258J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof each of the Reporting Persons may be deemed to be the beneficial owner of the 140,962,567 Ordinary Shares held by Bellaria Holding S.a.r.l.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP No. G5258J109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

BELLARIA HOLDING S.A.R.L.

By:	/s/ Geoffrey Limpach
Name:	Geoffrey Limpach
Title:	Class A Manager

By:	/s/ Francois Felten
Name:	Francois Felten
Title:	Class B Manager

APAX EUROPE VI-A LP

By:	Apax Europe VI GP L.P. Inc.,
Its general partner

By:	Apax Europe VI GP Co. Limited,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VI-1 LP

By:	Apax Europe VI GP L.P. Inc.,
Its general partner

By:	Apax Europe VI GP Co. Limited,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VI GP L.P. INC.

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director of General Partner

APAX EUROPE VI GP CO. LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

13G

CUSIP No. G5258J109

EXHIBIT LIST

Exhibit A     Joint Filing Agreement, dated as of February 13, 2015, by and among the Reporting Persons.

13G

CUSIP No. G5258J109	Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.00008 per share, of King Digital Entertainment plc, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2015

BELLARIA HOLDING S.A.R.L.

By:	/s/ Geoffrey Limpach
Name:	Geoffrey Limpach
Title:	Class A Manager

By:	/s/ Francois Felten
Name:	Francois Felten
Title:	Class B Manager

APAX EUROPE VI-A LP

By:	Apax Europe VI GP L.P. Inc.,
Its general partner

By:	Apax Europe VI GP Co. Limited,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VI-1 LP

By:	Apax Europe VI GP L.P. Inc.,
Its general partner

By:	Apax Europe VI GP Co. Limited,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VI GP L.P. INC.

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director of General Partner

APAX EUROPE VI GP CO. LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director